October 25, 2006

Mail Stop 4561

VIA U.S. MAIL AND FAX (702) 214-4221

Delmar Janovec
Chief Executive Officer and Principal Financial Officer
AmeriResource Technologies, Inc.
3440 E. Russell Road
Suite 217
Las Vegas, NV 89120

Re: **AmeriResource Technologies, Inc.**
        Form 10-KSB for the year ended December 31, 2004 filed April 15, 2005
        Form 10-KSB for the year ended December 31, 2005 filed April 18, 2006
        Form 10-QSB for the quarter ended June 30, 2006 filed August 21, 2006
        Response letters dated September 12, 2006 and November 18, 2005
        File No. 0-20033

Dear Mr. Janovec:

        We have reviewed your response letter dated September 12, 2006 and have the following additional comments. As previously stated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In one of our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Consolidated Statement of Operations, page F-5

1.   We have reviewed your response to comment 1. Please tell us and disclose the various streams of revenue within the business section and the revenue recognition footnote. With the various acquisitions we cannot tell what subsidiary is generating revenue and if the revenue is being generated from one time contracts or multi-year contracts. In your

response describe each stream of revenue and the accounting literature that applies. Revise your financial statements accordingly.

Consolidated Statement of Shareholder's Equity, page F-6

2.	We have reviewed your response to comment 2. Please provide us with the entry that was recorded to record these additional outstanding shares. We would assume that the other part of the entry would be to record expense. We still do not understand how rounding and fractional share adjustments resulted in an understatement of issued shares in the amount of 2.2 million shares. In assuming the rounding up of pre-split shares under increments of 40 and only 25,000 shareholders, the maximum amount of adjustment would be much less than the amount shown. Please clarify.

Consolidated Statement of Cash flows, page F-7

3.	We note your proposal to amend your Consolidated Statement of Cash Flows in your response to comment 3. Please provide us with your proposed revised disclosure for fiscal years 2005 and 2004 as part of your response to this comment letter so we can determine if we have any further comments.

Nature of Business and Business Combinations, page F-8

4.	We have reviewed your response to comment 4. Please tell us the value of the shares that you issued to obtain the 40% interest in Eagle Rider and how this value was determined. According to your response dated November 18, 2005, the value of the investment was written down to $71,500 and according to your 2005 financial statements the investment was sold for $55,000. Please tell us the amount of the impairment when you wrote the value down to $71,500 and what year this was recorded and tell us the amount of the impairment recorded in 2005. Also, tell us where these amounts are recorded in the financial statements.

5.	In your response to comment 6 you have provided us with no information that would lead us to believe that you should consolidate RoboServer in 2005 and that you should account for this investment in accordance with the cost method of accounting in 2004. Please revise your financial statements to account for this investment in accordance with the equity method of accounting or provide us with the accounting literature that allows you to consolidate this entity in 2005.

Item 8A. Controls and Procedures

6.	In your response to comment 8 you state that one-time errors in the accounting treatment and disclosures were due primarily to previous interpretations of accounting rules and circumstances which had subsequently changed. Please tell us what accounting rules you are referring to. Some of the errors that we have found are fairly routine in nature and this would lead us to believe that your controls are not effective. Please tell us what controls you have put in place to prevent further errors and potential restatements.

AmeriResource Technologies, Inc.
Mr. Delmar Janovec
October 25, 2006

Form 10-KSB for the year ended December 31, 2005

Financial Statements

Consolidated Balance Sheet, page F-4

7.   Please tell us and disclose in the notes to the financial statements the nature of the commitment and contingency for $105,000.

Statement of Consolidated Statement of Cash Flows, page F-7

8.   We note proceeds from the issuance of shares in the amount of over $1.2 million. However, we do not see the issuance of shares in this amount in the Statement of Shareholders Equity or in the footnotes. Please tell us and revise the filing to disclose the transaction in detail.

Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies

9.   We note several acquisitions that occurred during 2005. Please tell us why you did not provide pro forma financial statements and audited financial statements in accordance with Item 310 (c) of Regulation S-B.

10.   As it relates to the acquisitions, please revise your footnotes to include all relevant disclosures required by paragraphs 51-55 of SFAS 141.

11.   We note per your discussion of SFAS 123R, that there has not been any stock-based compensation awards to any employees. However, we note the exercise of stock options over the past two years. Please tell us and disclose how many stock options are outstanding, to whom they were issued and how they were recorded in the financial statements.

12.   Intangible assets appear to be a material component of your total assets. Please revise your filing to include disclosures regarding intangible assets. Reference is made to paragraphs 44-45 of SFAS 142. In addition, please tell us and include in your disclosure, your policy for impairment testing.

Note 4. Notes Payable

13.   We note from your disclosure that you have a note, dated in 2002, in the amount of $50,000. Please tell us why this note was not shown in the 2004 10-K or tell us where it is presented.

AmeriResource Technologies, Inc.
Mr. Delmar Janovec
October 25, 2006

Form 10-QSB for the quarter ended June 30, 2006

Financial Statements

Statement of Cash Flows, page F-4

14.   We note the purchase of intangibles assets on the statement of cash flows. Please tell us what this purchase related to and the composition of the intangible assets.

Notes to Financial Statements

15.   We note that you acquired controlling interests in Kootenai Corp. and BizAuctions Corp. during 2006. Please address the following points in your response.
   • Please tell us and disclose the ownership interests in each acquisition.
   • Please tell us the value of the BizAuction acquisition and how it was determined.
   • Please provide all relevant disclosures required per paragraphs 58 of SFAS 141.
   • We note BizAuctions had contingencies of $95,571 at the time of the acquisition. Please tell us and revise the disclosure to include the nature of the contingencies.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Accounting Branch Chief